SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
                  TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(a)

                               (AMENDMENT NO. 3)*

                             AIR METHODS CORPORATION

          ____________________________________________________________
                                (Name of Issuer)

                          COMMON STOCK, PAR VALUE $0.06
          ____________________________________________________________
                         (Title of Class of Securities)

                                    009128307
                     _______________________________________
                                 (CUSIP Number)

                              Matthew J. Day, Esq.
                        118 E. 25th Street, Eighth Floor
                            New York, New York 10010
                                 (212) 673-0484

________________________________________________________________________________
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                November 14, 2005
          _____________________________________________________________
            (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ]

     Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
a
                         (Continued on following pages)

                               (Page 1 of 7 Pages)
________________________

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

------------------------                                ------------------------
CUSIP NO. 009128307                    13D              Page 2 of 7
------------------------                                ------------------------
--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
     Acquisitor Holdings Ltd.
     No IRS Identification Number
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)  [ ]
                                                                   (b)  [X]

--------------------------------------------------------------------------------
3.   SEC USE ONLY

--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS
     WC

--------------------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEM 2(d) or 2(e)                                                     [ ]

--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION
     BERMUDA

--------------------------------------------------------------------------------
                   7.     SOLE VOTING POWER
NUMBER OF                 890,490
SHARES             -------------------------------------------------------------
BENEFICIALLY       8.     SHARED VOTING POWER
OWNED BY                  0
EACH               -------------------------------------------------------------
REPORTING          9.     SOLE DISPOSITIVE POWER
PERSON                    890,490
WITH               -------------------------------------------------------------
                   10.    SHARED DISPOSITIVE POWER
                          0
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     890,490
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES  [ ]
     CERTAIN SHARES*
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     8.1%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON *
     CO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------------                                ------------------------
CUSIP NO. 009128307                    13D              Page 3 of 7
------------------------                                ------------------------
--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
     Duncan Soukup

--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)  [ ]
                                                                   (b)  [X]

--------------------------------------------------------------------------------
3.   SEC USE ONLY

--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS
     PF

--------------------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEM 2(d) or 2(e)                                                     [ ]

--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION
     UNITED KINGDOM

--------------------------------------------------------------------------------
                   7.     SOLE VOTING POWER
NUMBER OF                 20,000
SHARES             -------------------------------------------------------------
BENEFICIALLY       8.     SHARED VOTING POWER
OWNED BY                  0
EACH               -------------------------------------------------------------
REPORTING          9.     SOLE DISPOSITIVE POWER
PERSON                    20,000
WITH               -------------------------------------------------------------
                   10.    SHARED DISPOSITIVE POWER
                          0
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     20,000
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES  [ ]
     CERTAIN SHARES*
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     LESS THAN 1%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON *
     IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------------                                ------------------------
CUSIP NO. 009128307                    13D              Page 4 of 7
------------------------                                ------------------------
--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     Timothy Lovell
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)  [ ]
                                                                   (b)  [X]

--------------------------------------------------------------------------------
3.   SEC USE ONLY

--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS
     PF

--------------------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEM 2(d) or 2(e)                                                     [ ]

--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION
     UNITED KINGDOM

--------------------------------------------------------------------------------
                   7.     SOLE VOTING POWER
NUMBER OF                 8,000
SHARES             -------------------------------------------------------------
BENEFICIALLY       8.     SHARED VOTING POWER
OWNED BY                  0
EACH               -------------------------------------------------------------
REPORTING          9.     SOLE DISPOSITIVE POWER
PERSON                    8,000
WITH               -------------------------------------------------------------
                   10.    SHARED DISPOSITIVE POWER
                          0
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     8,000
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES  [ ]
     CERTAIN SHARES*
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     LESS THAN 1%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON *
     IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------------                                ------------------------
CUSIP NO. 009128307                    13D              Page 5 of 7
------------------------                                ------------------------

                               AMENDMENT NO. 3 TO
                              -------------------
                            STATEMENT ON SCHEDULE 13D
                            -------------------------

          This Amendment No. 3 to Statement on Schedule 13D (the "Amendment") is filed on behalf of the undersigned (the "Filing Parties"). This Amendment amends the Statement on Schedule 13D filed by the Filing Parties with the Securities and Exchange Commission (the "SEC") on May 21, 2004, as previously amended (the "Schedule 13D"), as specifically set forth herein. Capitalized terms used herein and not otherwise defined shall have the same meanings ascribed to them in the
Schedule  13D.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Item 3 is hereby amended and restated to read as follows:

     The aggregate purchase price of the 890,490 shares of Common Stock held by Acquisitor is $7,496,144 (including brokerage fees and expenses). All of the shares of Common Stock beneficially held by Acquisitor were paid for using its working capital funds.

     The aggregate purchase price of the 20,000 shares of Common Stock beneficially held by Duncan Soukup is $121,482 (including brokerage fees and expenses). All of the shares of Common Stock beneficially held by Duncan Soukup were paid for using his personal funds.

     The aggregate purchase price of the 8,000 shares of Common Stock beneficially held by Timothy Lovell is $48,834 (including brokerage fees and expenses). All of the shares of Common Stock beneficially held by Timothy Lovell were paid for using his personal funds.

------------------------                                ------------------------
CUSIP NO. 009128307                    13D              Page 6 of 7
------------------------                                ------------------------

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

Item 5 is hereby amended and restated to read as follows:

     (a)-(b) The aggregate number of shares of Common Stock and percentage of the outstanding Common Stock of the Issuer beneficially owned (i) by each of the Filing Parties, and (ii) to the knowledge of the Filing Parties, by each other person who may be deemed to be a member of a group, is as follows:


                                          Number of         Number of
                                        Shares: Sole     Shares: Shared
                    Aggregate Number  Power to Vote or  Power to Vote or
                        of Shares          Dispose           Dispose      Approximate
      Filing Party                                                        Percentage*
--------------------------------------------------------------------------------------
Acquisitor (1)               890,490           890,490                 0          8.1%
Duncan Soukup (1)             20,000            20,000                 0           **
Timothy Lovell (1)             8,000             8,000                 0           **

--------------------------------------------------------------------------------------

     * Based on 11,052,055 shares of Common Stock, par value $0.06 per share, outstanding as of October 28, 2005 as disclosed in the Issuer's Quarterly Report on Form 10-Q, for the quarter ended September 30, 2005

     **  Less  than  one  percent.

     (1) Each of the Filing Parties disclaims beneficial ownership of the securities held by the other Filing Parties.

     (c) During the past 60 days, the Filing Parties effected no transactions in shares of Common Stock of the Issuer other than as set forth in the following table:

   Filing Party       Date     Buy or Sell  Number of Shares  Price
-----------------  ----------  -----------  ----------------  ------
     Acquisitor     9/28/2005      Sell          7,500        $12.16
     Acquisitor    11/10/2005      Sell          9,844        $13.49
     Acquisitor    11/11/2005      Sell         35,166        $13.26
     Acquisitor    11/14/2005      Sell         123,000       $14.10

     (d) No person other than the Filing Parties is known to have the right to receive, or the power to direct the receipt of dividends from, or the proceeds from the sale of, such shares of Common Stock.

------------------------                                ------------------------
CUSIP NO. 009128307                    13D              Page 7 of 7
------------------------                                ------------------------


                                    SIGNATURE

     After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated: November 15, 2005

ACQUISITOR HOLDINGS  LTD.                    /s/ Duncan Soukup
                                             ----------------------
                                             Duncan Soukup

By: /s/ Duncan Soukup
---------------------------
Name:  Duncan Soukup
Title: Deputy Chairman



/s/ Timothy Lovell
---------------------------
Timothy Lovell